STRASBURGER & PRICE, LLP
600 Congress Avenue
Suite 1600
Austin, Texas 78701
512-499-3600

October 7, 2010

VIA EDGAR AND FAX

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20546

Attention:  Joanna Lam

RE:	Royale Energy, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Response Letter Dated September 3, 2010

File No. 000-22750

Dear Ms. Lam:

This letter responds to your letter dated September 30, 2010, to our client, Royale Energy, Inc., regarding the second amendment to their Form 10-K for the year ended December 31, 2009.

1.
We have read the disclosure you added in response to prior comment two about persons at Netherland, Sewell & Associates, Inc. and various requirements of the SPE.  However, we believe you should be disclosing the qualifications of the technical person at your company who is responsible for overseeing the work of this third party engineering firm as apart of a discussion about the internal controls you have established over the reserve estimation effort to comply with Item 1202(a)(7) of Regulation S-K.  We expect your disclosure would be specific in describing both the internal controls and the qualifications of the individual.  Please submit the revisions you propose to address the concern and if you prefer to limit compliance to future filings explain your rationale.

Response: The company proposes to include the following disclosure regarding preparation of its reserve reports:

All activities and reports performed and completed by Netherland, Sewell & Associates with regards to our reserve valuation estimates are managed and reviewed by Mohamed Abdel-Rahmen, Royale’s Chief Geologist and Vice President of Exploration.  This person earned a Ph.D. in geosciences from the University of Sheffield, England, and has over 30 years of experience in the petroleum exploration industry.  After our Chief Geologist and Vice President of Exploration completes his review and analysis of the estimates from Netherland, Sewell & Associates, the estimates are reviewed again by Royale’s Co-CEO, Co-President, and CFO in the course of the review of Royale’s internal controls.

This information would follow the description of Netherland Sewell in the Supplemental Information about Oil and Gas Producing Activities that appears at the bottom of page 30 of the Form 10-K/A as it was filed on September 7, 2010.  However, to avoid the additional expense of further review of the 2009 10-K/A by the company’s experts this late in fiscal 2010, the company proposes to make this disclosure (or its factual equivalent) in future filings that include supplemental information about oil and gas producing activities, rather than to amend the 2009 10-K/A.

Please contact me if you have questions or comments, or require additional information.

Very truly yours,

/s/ Lee Polson

Lee Polson

LP:as